Press Release

ORKLA

06016135

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel. +47-2254 4000 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde SVP Corporate Communications Tel.:+47-2254 4431

Date: 10 August 2006

Improvement driven by Nordic Branded Consumer Goods and Sapa

Orkla's pre-tax profit in the second quarter totalled close to NOK 2 billion. So far this year, Group earnings per share amount to NOK 16.6, compared with NOK 12.9 last year. Orkla Foods and Orkla Brands have reported a good performance driven by organic growth in the Nordic region. Sapa continued to achieve significant volume growth in the second quarter.

After the end of the quarter, an agreement was signed regarding the sale of Orkla Media to Mecom for NOK 7.6 billion. Final completion of the agreement is expected to take place in September/October.

Group operating profit before amortisation totalled NOK 1,044 million (NOK 1,047 million)[1] in the second quarter. At the end of the first six months of 2006, operating profit before amortisation amounted to NOK 2,212 million (NOK 2,172 million)[1]. In the second quarter, a good performance in the Nordic countries contributed to 9 per cent underlying profit growth for Orkla Foods. In Russia, SladCo posted lower profit than last year, due to changes in the company's sales and distribution system and marketing investments. Despite challenging market conditions in Sweden, both Procordia Food and Abba Seafood reported improved results. Orkla Brands' performance was generally stable and satisfactory in the second quarter.

Volume-driven profit growth at Sapa was partially offset by non-recurring costs of over NOK 40 million related to restructuring projects in several parts of the company. In April, leaks concerning CO_2 quotas resulted in a sudden, sharp fall in energy prices. As previously announced, this meant that Elkem had to realise a loss on its energy contracts. So far this year, however, the aggregate profit from Elkem's and Borregaard's energy operations is higher than at the same time last year.

Elkem's aluminium business reported good profit growth due to high market prices and stable operations at its plants. Costs incurred in the second quarter in connection with Elkem's solar project totalled NOK 47 million, of which NOK 32 million has been capitalised. The development project is nearing completion and this autumn the Board of Directors is expected to discuss a formal decision regarding investment in the construction of a 5,000-tonne plant.

dlo 8/22

[1] Figures in brackets refer to the corresponding period in the previous year.

Facts and background at www.orkla.com. Illustrations: Go to www.orkla.com. News / Illustrations. Here you can download the Orkla logo, pictures of management, head office etc.

As communicated earlier, the plant could be completed in the course of 2007/2008. Borregaard achieved higher profit in the second quarter, but low production and high costs at its plant in Switzerland had a negative impact on results.

-o0o-

GROUP INCOME STATEMENT

	1.1.-30.6.		1.1.-31.12.	1.4.-30.6.	
Amounts in NOK million	**2006**	2005	2005	**2006**	2005
Operating revenues	**25,452**	23,336	47,307	**12,954**	11,990
Operating expenses	**(22,351)**	(20,214)	(40,925)	**(11,469)**	(10,447)
Depreciations and write-downs of tangible assets	**(889)**	(950)	(1,888)	**(441)**	(496)
Amortisation intangible assets	**(106)**	(86)	(223)	**(54)**	(43)
Other revenues and expenses	**0**	(115)	(214)	**0**	(115)
Operating profit	**2,106**	1,971	4,057	**990**	889
Profit from associates	**22**	91	152	**(22)**	65
Dividends	**598**	672	1,018	**449**	527
Gains and losses/write-downs portfolio	**1,356**	1,092	2,186	**660**	580
Financial items, net	**17**	(220)	(464)	**(126)**	(139)
Profit before taxes	**4,099**	3,606	6,949	**1,951**	1,922
Taxes	**(779)**	(789)	(1,089)	**(346)**	(406)
Profit after taxes	**3,320**	2,817	5,860	**1,605**	1,516
Discontinued operations	**142**	40	154	**94**	44
Profit for the year	**3,462**	2,857	6,014	**1,699**	1,560
Minority	**26**	190	216	**5**	30
Profit before tax, Industry division	**2,003**	1,702	3,465	**786**	802
Profit before tax, Financial Investments division	**2,096**	1,904	3,484	**1,165**	1,120
Earnings per share (NOK)	**16.6**	12.9	28.1	**8.2**	7.4
Earnings per share diluted (NOK)	**16.6**	12.9	28.1	**8.2**	7.4
Earnings per share diluted (NOK) *	**16.9**	14.2	30.1	**8.4**	8.5

* Before amortisation and other revenues and expenses

Facts and background at www.orkla.com. Illustrations: Go to www.orkla.com, News / Illustrations. Here you can download the Orkla logo, pictures of management, head office etc.

Structural changes and operational improvement

Second quarter results 2006
10 August 2006

CEO Dag J. Opedal

ORKLA

Agenda

- Highlights second quarter
- Sale of Orkla Media
- Q2 results
- Financial Investments
- Operational performance
  - Branded Consumer Goods
  - Speciality Materials
- Special topic: Update Elkem Solar


SILK

ORKLA

Highlights Q2

- Satisfactory performance in Nordic region for Branded Consumer Goods
- Strong volume growth and profit improvement at Sapa
- Elkem Solar on track for commercialisation turn of the year 2007/2008
- Realised losses from energy contracts in April as communicated
- EPS increased by 28.7 % to NOK 16.6 as end Q2
- Agreement to sell Orkla Media signed with Mecom
  - Sales price NOK 7.6 billion

ORKLA

Sale of Orkla Media

- Solid value creation for Orkla's shareholders
- Attractive solution for Orkla Media
- The agreement is expected to be carried through around September/October



Solid value creation for Orkla's shareholders

- Favourable price — NOK 7.6 billion
  - EV NOK 7 billion corresponding to 12x EV/EBITDA
- Book value of gain on sale — NOK 4 billion (approx.)
  - Minimal tax impact (less than NOK 100 million)
- Analysts' valuation of Orkla Media excl. HM* before start of process
  - Average EV according to eight analysts (Q3-05) — NOK 5.3 billion
  - Actual value as % of average value — 132 %

* Ownership in Hjemmet Mortensen (50 % voting interest/40 % financial interest) and Netzeitung Gmbh not included

ORKLA

The transaction – total proceed NOK 7.6 billion

- Cash settlement NOK 5 608 million
- Share in Mecom
  - Value of received shares as indicated NOK 852 million
  - Corresponding ownership interest increased to 19.97 %
- Vendor loan GBP 93.4 million (NOK 1 090 million)
  - Attractive terms (LIBOR + 5 %) and designed as an incentive for Mecom to repay within 2 years
  - In the event the loan is not repaid within 2 years, loan will be converted into Mecom shares at market price, but maximum 65p per share
- The agreement covers certain assets whose existing owners have a pre-emptive right of purchase
  - The total transaction value of these assets is NOK 544 million

ORKLA

Orkla Media's business units

Not included in the sale

Included in the sale


Magazines
Digital Media
Local Newspapers
National and Local Newspapers
Eastern Europe
Direct Marketing

ORKLA

Attractive solution for Orkla Media

- Ensures the continuation of Orkla Media
- Orkla Media will form the core of a listed media company with growth ambitions
- Orkla Media will be managed from Oslo
- Mecom builds on Orkla Media's management, organisation and publishing principles
- Mecom has a long-term industrial perspective
- Orkla will become a significant shareholder in Mecom

ORKLA

Sale of Orkla Media, no change in strategy

➤ Orkla has an opportunity oriented approach

- Resource allocation (capital and human)
- Long-term, proactive approach
- A dynamic, industrial owner
- Continuity and renewal

ORKLA

Further development and value creation

1. Create and pursue opportunities for further structural growth

2. Increase intensity on the operational improvement programmes

3. Further strengthening of organisation quality and quantity

ORKLA

Q2 results

Terje Andersen
CFO





ORKLA

Group income statement Q2

Key figures *in NOK million*

1 Apr - 30 Jun	2006	2005
Operating revenues	**12 954**	**11 990**
EBITA*	1 044	1 047
Amortisation intangibles	-54	-43
Other revenues and expenses	0	-115
EBIT	**990**	**889**
Associates	- 22	65
Portfolio gains	660	580
Dividends and net financial items	323	388
Profit before tax	**1 951**	**1 922**
Taxes	-346	-406
Profit after tax	**1 605**	**1 516**
Discontinued operations	**94**	**44**
Profit for the year	**1 699**	**1 560**
Earnings per share diluted (NOK)	8.2	7.4
Earnings per share diluted (NOK)*	8.4	8.5

* Before amortisation and other revenues and expenses

ORKLA

Sources of growth from Q2-05 to Q2-06

Change in EBITA


1 047
32
72
-82
-25
1 044
Q2-05
Branded Consumer Goods
Speciality Materials excl. Elkem Energy
Elkem Energy
Other
Q2-06

Figures in NOK million

ORKLA

Balance sheet

Key figures *in NOK million*

30 Jun	2006	2005
Non current assets	37 828	32 769
Discontinued operations	3 477	3 389
Portfolio investments etc.	16 040	13 981
Current assets	17 821	17 456
Total assets	**75 166**	**67 595**
Equity to total assets ratio	51.3 %	49.9 %
Net interest bearing liabilities	18 261	17 294
Net gearing	0.5	0.5

ORKLA

Financial Investments





ORKLA

Organisation of Financial Investments and Corporate Development

Financial Investments and Corporate Development
Roar Engeland

Portfolio Thomas Øybø	**Orkla Finans** Audun Bø	**Orkla Real Estate** Kristian Eriksen	**Corporate Development** Erik Barkald
• Listed shares • Direct investments	• Specialist in provision of alternative investment products	• Real estate development	• M & A • Strategy

ORKLA

Orkla Foods – Strong improvement in Nordic

- Underlying top line growth in Nordic +4.5 %
  - H1 + 3.8 %
- Improved sales for Swedish operations
- Weak performance at SladCo
  - Changes in the sales and distribution organisation
- Cost reduction programmes on track

Orkla Foods
in NOK million

1 Apr - 30 Jun	2006	2005	Change
Revenues			
Nordic	2 287	2 191	4 %
Ingredients	677	664	2 %
International	469	515	-9 %
Eliminations	- 73	- 60	
Orkla Foods	**3 360**	**3 310**	2 %
EBITA			
Nordic	281	261	8 %
Ingredients	40	35	14 %
International	- 17	- 16	- 6 %
Orkla Foods	**304**	**280**	9 %
EBITA-margin	**9.0 %**	**8.5 %**	

ORKLA

EBITA 12 months rolling basis


NOK million
1 300
1 200
1 100
1 000
900
800
700
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06

Orkla Foods

ORKLA

Underlying top line growth in Orkla Foods Nordic, Swedish operations

Orkla Foods Sweden
(Including estimated Easter effects)



6 %
3 %
0 %
-3 %
-6 %
-9 %
-12 %
Q1-05
Q2-05
Q3-05
Q4-05
Q1-06
Q2-06

ORKLA

Orkla Brands - Strong, stable performance

- Positive sales and profit trend in Q2
  - Negative Easter effects
- Nordic position within health-related consumer products strengthened by acquisition of Dansk Droge
- Positive growth in market shares, except for Biscuits in Sweden
- Satisfactory contribution from cost reduction programmes

Orkla Brands
in NOK million

1 Apr - 30 Jun	2006	2005	Change
Revenues	1 720	1 666	3 %
EBITA	270	262	3 %
EBITA-margin	15.7 %	15.7 %	



ORKLA

EBITA 12 months rolling basis

NOK million



1 200
1 100
1 000
900
800
700
600
500
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06

Acquisition of Dansk Droge





Dansk Droge:

- Revenues of NOK 450 million in 2005
- 260 employees
- Set of leading brands; Gerimax, Futura, Livol, Maxim and Litozin
- Revenues mainly in Denmark, with Poland as the most important export market
- Distribution through MöllerCollett in Norway and Finland

Leading Nordic player

- A leading Nordic player within health-related branded consumer products
- Total revenues of approx. NOK 1.000 million (2005)
- Develop and strengthen our positions
  - No 1 positions in Norway, Denmark and Finland
  - Critical mass in Sweden for further expansion
  - Interesting positions in Poland, Baltics and CIS
- Distribution through grocery, pharmacy and health food stores
- Cost efficient production units




MÖLLERS
total
vitaminer
mineraler


MÖLLERS
TRAN



ORKLA

Speciality Materials

Ole Enger
Executive Vice President





ORKLA

Elkem –Losses realised on energy contracts in April

- Losses realised on energy contracts in April
  - Significant drop in energy prices due to collapse in CO_2 quotas
- Solid results for primary aluminium due to continued high prices
- Elkem Solar on track for commercialisation turn of the year 2007/2008

Elkem
in NOK million

1 Apr - 30 Jun	2006	2005	Change
Revenues	2 383	2 410	-1 %
EBITA	196	250	-22 %
EBITA-margin	8.2 %	10.4 %	



Solid results for primary aluminium

- EBITA +63.6 % in second quarter
- Continued high aluminium prices
  - Loss realised on hedge by NOK 107 million in Q2
- Sales volume on a par with last year
- Strong markets expected to continue

EBITA per quarter - Aluminium



140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2
2003
2004
2005
2006

IFRS accounting from 2004
Figures in NOK million

Significant drop in energy prices in April

- Losses realised on energy contracts in April
  - Significant drop in energy prices due to collapse in CO_2 quotas
- Somewhat lower hydropower production than last year
  - 566 GWh in Norway in Q2
- Good progress for the Sauda project
  - Production from Dalvatn from Q3-06 (195 GWh per year in capacity)


EBITA per quarter - Energy
250
200
150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2003
2004
2005
2006

IFRS accounting from 2004
Figures in NOK million

Silicon-related

- Weak markets for silicon and ferrosilicon
- Materials, Carbon and Calcium Carbide performed well and according to expectations
- Shutdown of Meraker in May (third and last furnace)
- Accident at Thamshavn in April had negative impact on results

Silicon-related
in NOK million

1 Apr - 30 Jun	2006	2005	Change
Revenues	1 424	1 732	-18 %
EBITA	17	52	-67 %
EBITA-margin	1.2 %	3.0 %	

Sapa – Continued strong improvements

- Operating profit increased by 18.3 %
  - Volume growth +14 %
- Significant increase in demand for Profiles and Building System in Europe
- Expansion and continued strong performance for Heat Transfer in China
- Restructuring costs of NOK 42 million

Sapa
in NOK million

1 Apr - 30 Jun	2006	2005	Change
Revenues	4 145	3 274	27 %
EBITA	181	153	18 %
EBITA-margin	4.4 %	4.7 %	



ORKLA

Borregaard – Profitable energy operations

- Significant increase in results from energy operations
- Speciality cellulose market improving, but overall business conditions still challenging
  - Production problems in Switzerland
- Improvement programmes strengthened to offset unfavourable currency situation and high oil-related costs
  - Programmes on schedule

Borregaard
in NOK million

1 Apr - 30 Jun			
Revenues	**2006**	**2005**	**Change**
Energy	127	76	67 %
Chemicals	1 032	1 088	-5 %
Eliminations	- 35	- 44	
Borregaard	**1 124**	**1 120**	0 %
EBITA			
Energy	61	32	91 %
Chemicals	51	64	-20 %
Borregaard	**112**	**96**	17 %
EBITA-margin	**10.0 %**	**8.6 %**	

ORKLA

Special topic: Update Elkem Solar

Ole Enger
Executive Vice President







ORKLA

Market for PV up 34% to 1.5 GW in 2005….
…up to 2.4 GW expected in 2006

Annually installed capacity 2000-2006
MW per year


CAGR: 47%
210
260
345
500
1 090
1 460
2130
2000
2001
2002
2003
2004
2005
2006e

10% non-silicon cells in 2005
Source: Solar Buzz

100% = 1,460 MW installed i 2005


ROW (235 MW + 15%)
16
USA
(100 MW + 11%)
7
Japan
(290 MW + 14%)
57
Germany
(830 MW + 53%)

ORKLA

Feedstock may remain bottleneck for growth in the next 3 - 5 yrs


Polysilicon Supply-Demand 1990 - 2010
MT
100000
80000
60000
40000
20000
0
1990
1995
2000
2005
2010
Optimistic PV demand scenario 2010: 10 GW
PV demand scenario 2010: 6 GW
Demand semiconductor
Poly Production Capacity (estimate)
Polysilicon main players
Wacker 18 %
REC 18 %
Hemlock 24 %
Tokuyama 18 %
Others 3 %
MEMC 10 %
Mitsubishi 8 %

Source: Photon Int., ES analysis

ORKLA

Siemens Technology dominating, Fluidized Bed (F.B.R.) and Metallurgical refining new, promising routes to solar silicon


Metallurgical Silicon
Tradidional Poly silicon (Siemens)
Fluidized Bed (F.B.R.)
Metallurgical
Mono-Silane
(TCS)
Fluidized Bed Deposition
(FBR)
Semiconductor
Grade Silicon
Solar Grade Silicon

Power Cons.	75 – 130 kWh/kg	20 - 40 kWh/kg	10 – 20 kWh/kg
FAC[1)]	25 – 35 USD/kg	Min 30% below conventional Siemens according to R.E.C.	< 20 USD/kg

1) FAC: Fully absorbed cost, including finance, depreciation and amortisation

ORKLA

Product qualified on industrial line
Record 18.1% efficiency achieved in lab

Product qualified on industrial line....



%
Avg Efficiency
16
15
14
13
12
11
10
0
10
20
30
40
50
60
70
80
90
number
Standard cells from line
Cells with ES material

- Verification: > 50.000 cells tested and qualified for release to market
- Product qualified for commercial supply
- Negotiating long term sales contracts

...record 18% efficiency achieved in UKON lab



Efficiency:
18,1%
τ [μs]
> 300
100
50
20
10
5
2
< 1

Fig. 3: Bulk lifetime mapping of a 12.5x12.5 cm²

18.1 % efficiency on small area cell proves potential of feedstock

- Photolithographic cell process
- Up to 18.6% efficiency
- Results confirmed by Fraunhofer ISE

ORKLA

Process verification: challenges in solidification step...
.... root causes identified...

..modular design gives flexibility in implementation.....



Metallurgical Silicon
Slag treatment
Leaching
Solidification
5000 mt/yr
5000 mt/yr
5000 mt/yr

Metallurgical Silicon
- Verified in several full scale test campaigns at Fiskaa

Slag treatment
- Verified in several test campaigns in semi-industrial scale

Leaching
- Verified at pilot scale
- Operating at full industrial scale with silicon at one of Elkem plants

Solidification
- Verified at pilot scale
- Encountered challenges in final verification of industrial scale
- Root causes identified

ORKLA

ELKEM SOLAR MASTERPLAN
Time to market remains unchanged; industrialisation in 2007/2008


Development
Industrialisation
1985 – 2004
2005 - 2006
2007
Product & Process development
Business case
Pilot
[redacted]
Industrial Stage 1
Industrial Stage 2

- Product qualified for commercial supply
- Pre-study finalised, site selected
- Time to market remains unchanged
- Development of new technology and processes do imply considerable risks

ORKLA

Appendix

ORKLA

Special accounting issues in Q2

EBITA:

- HQ includes Hjemmet Mortensen and Netzeitung GmbH (not included in the sale of Orkla Media)

Profit from associates:

- In Q1, REC recognised a substantial imputed cost in connection with convertible bonds in its income statement. The effect of this on profit was unknown when Orkla presented Q1financial statements, which has led to a negative adjustment of NOK 104 million in Q2.

Discontinued operations:

- Results for Orkla Media after finance, tax and minority interests

ORKLA

Cash flow statement

Key figures *in NOK million*

1 Jan - 30 Jun	2006	2005
Industry division:		
Operating profit	2 003	1 812
Amortisations, depreciations and write-downs	992	1 127
Changes in net working capital	- 913	-1 139
Net replacement expenditure	- 776	- 719
Cash flow from operations	**1 306**	**1 081**
Financial items, net	- 299	- 196
Cash flow from Industry division	**1 007**	**885**
Cash flow from Financial Investments	**1 380**	**591**
Taxes paid and miscellaneous	-1 080	- 676
Cash flow before capital transactions	**1 307**	**800**
Dividends paid and shares buy back	-1 347	-1 783
Cash flow before expansion	**- 40**	**- 983**
Net expansion	-3 110	-17 712
Net purchases/sales portfolio investments	840	299
Net cash flow	**-2 310**	**-18 396**
Currency translation net interest-bearing debt	85	449
Change in net interest-bearing debt	**2 225**	**17 947**
Net interest-bearing debt	**18 261**	**17 294**

ORKLA

Portfolio key figures

Key figures *in NOK million*

	30 Jun 06	31 Dec 05	Change 06
Market value portfolio	16 014	16 149	- 135
Net asset value*	17 921	17 042	879
Unrealised gains before tax	4 542	5 102	- 560
Share of portfolio invested			
- outside Norway	52 %	53 %	-1 % pts
- in listed companies	86 %	85 %	+1 % pts

* NOK 500 million capital contribution to Orkla ASA in 2006

ORKLA

Largest holdings in the portfolio

Market value *in NOK million*

per 30 June 2006

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Storebrand	Insurance	906	5.7	5.5
Steen & Strøm	Real Estate	854	5.3	11.3
Fast Search	Systems Software	722	4.5	10.3
DnB NOR	Bank	693	4.3	0.7
Hennes & Mauritz	Retailing	611	3.8	0.3
Capio	Health care	577	3.6	5.1
Rieber & Søn	Food	553	3.5	14.3
Tomra	Industry	509	3.2	5.7
Norsk Hydro	Energy	496	3.1	0.2
Vimpelcom	Telecommunication	421	2.6	0.7
Total principal holdings		6 342	39.6	
Market value of entire portfolio		**16 014**		

ORKLA

Aluminium hedge in Elkem

Primary Aluminium - LME 3 month USD/MT


3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

- Elkem Aluminium recorded a loss of NOK 107 million on its metal hedging in Q2-06 (50 % basis)
- At the end of second quarter 454 775 MT of aluminium have been sold forward at an average price of USD 1,742 per MT (100 % basis). Put options for 30 000 MT have been purchased with an average strike price of USD 1,730 per MT.
  This corresponds to approximately to 2.4 years of exposure
- Unrealised metal hedging losses total NOK 965 million (50 % basis), distributed over 2006-2010

Foreign exchange - USD/NOK


10,00
9,50
9,00
8,50
8,00
7,50
7,00
6,50
6,00
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

- Elkem Aluminium recorded a gain of NOK 13 million on its currency hedging in Q2-06 (50 % basis)
- At the end of Q2 USD 11 million of estimated income in USD have been hedged over the next year (100 % basis), corresponding to approximately 0.05 years of exposure
- Unrealised currency gains total NOK 7 million for 2006 (50 % basis)

ORKLA

Currency translation effects Q2-06

Revenues	**Q2**	**per Q2**
Orkla Foods	-58	-106
Orkla Brands	-22	-40
Elkem	0	0
Sapa	-58	-69
Borregaard	-15	-19
Total	-153	-234

EBITA	**Q2**	**per Q2**
Orkla Foods	-3	-5
Orkla Brands	-2	-3
Elkem	0	0
Sapa	0	-1
Borregaard	-1	-1
Total	-6	-10

ORKLA

Financial items

ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 30 Jun	2006	2005	Full year 2005
Net interest expenses	-268	-223	-469
Currency gain/loss	14	20	8
Other financial items, net	271	-17	-3
Net financial items	**17**	**-220**	**-464**

ORKLA

Equity and liabilities


NOK billion
Net gearing
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Q1-06 Q2-06
Equity
Net interest-bearing debt
Net gearing

Figures as reported
IFRS accounting from 2004

ORKLA

Debt maturity profile 30 Jun 2006

Average maturity
5.1 years


NOK million
5 000
4 000
3 000
2 000
1 000
0
2006 2007 2008 2009 2010 2011 2012 2013 2014 -
Drawn amounts
Unutilised credit facilities

ORKLA

Funding Sources 30 Jun 2006



Unutilised credit
facilities 25 %
Bonds and CP 29 %
6.2
7.4
11.7
Banks 46 %

Figures in NOK billion

ORKLA

ORKLA

SECOND QUARTER 2006

KEY FIGURES SECOND QUARTER FOR ORKLA ASA

Amounts in NOK million	1.1.-30.6. 2006	1.1.-30.6. 2005	1.1.-31.12. 2005	1.4.-30.6. 2006	1.4.-30.6. 2005
Operating revenues	**25,452**	23,336	47,307	**12,954**	11,990
Operating profit before amortisation and other revenues and expenses	**2,212**	2,172	4,494	**1,044**	1,047
Profit before taxes	**4,099**	3,606	6,949	**1,951**	1,922
Earnings per share diluted (NOK)	**16.6**	12.9	28.1	**8.2**	7.4
Cash flow from operations	**1,306**	1,081	3,765	**640**	390
Net interest-bearing debt	**18,261**	17,294	16,036		
Equity (%)	**51.3**	49.9	51.9		
Net gearing	**0.47**	0.51	0.43		

OPERATING REVENUES

NOK million


14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q 2Q 3Q 4Q
2005
1Q 2Q
2006

OPERATING PROFIT*

NOK million


1 400
1 200
1 000
800
600
400
200
0
1Q 2Q 3Q 4Q
2005
1Q 2Q
2006

* Before amortisation and other revenues and expenses

THE SECOND QUARTER IN BRIEF

- Group pre-tax profit in the second quarter totalled NOK 1,951 million (NOK 1,922 million)[1]. So far this year, Group earnings per share amount to NOK 16.6, compared with NOK 12.9 at the same time last year.
- The Branded Consumer Goods business achieved good, stable growth in the second quarter. Both Orkla Foods and Orkla Brands made progress on the Nordic market.
- In the Speciality Materials area, Sapa and Elkem Primary Aluminium reported growth driven by a good market situation and contributions from internal improvement projects. In the second quarter, Sapa charged just over NOK 40 million against operating profit in connection with restructuring projects that have been initiated.
- The previously announced loss on power trading in April led to seasonally low profit for Elkem's energy business. Aggregate profit from Elkem's and Borregaard's energy operations was about 6 % higher than last year.
- In the Financial Investments division, book portfolio gains amounted to NOK 660 million in the second quarter (NOK 580 million)[1]. At the end of June the return on the investment portfolio was 8.7 %. The net asset value of the portfolio declined by NOK 479 million in the second quarter.
- After the end of the quarter, an agreement was signed to sell Orkla Media to the British media company Mecom for NOK 7,550 million. Final completion of the agreement is expected to take place in September/October.

[1] The figures in brackets are for the same period last year

More information about Orkla is available at **www.orkla.com**

MAIN TRENDS

At the end of July, an agreement was signed concerning the sale of Orkla Media to Mecom. The agreement does not include Hjemmet Mortensen or the German Internet company Netzeitung GmbH.

The contribution to profit from discontinued operations is recognised after tax and minority interests on a single line in the income statement. Similarly, the net value of discontinued operations is shown on a single line in the balance sheet. Comparable historical figures have been adjusted accordingly.

After adjustments for discontinued operations, Group operating revenues in the second quarter totalled NOK 12,954 million (NOK 11,990 million)[1]. Strong volume growth and high aluminium prices contributed to strong revenue growth for Sapa, which increased its underlying[2] operating revenues by 25 % in the second quarter compared with last year. In the Branded Consumer Goods area, new businesses contributed approximately NOK 150 million in operating revenues. The fact that Easter came later this year than last year had a negative impact on Orkla Brands in the second quarter, while the overall effect for Orkla Foods was more or less neutral. The NOK is still strong against euro-related currencies and the USD, and negative currency translation effects reduced operating revenues by more than NOK 150 million in the second quarter. At the end of the first six months, operating revenues amounted to NOK 25,452 million (NOK 23,336 million)[1].

Group operating profit before amortisation totalled NOK 1,044 million in the second quarter (NOK 1,047 million)[1]. At the end of the first six months, operating profit before amortisation amounted to NOK 2,212 million (NOK 2,172 million)[1]. In the second quarter, a good performance in the Nordic countries contributed to 9 % underlying[2] profit growth for Orkla Foods. In Russia, SladCo posted weaker profit than last year due to changes in the sales and distribution systems and investments in marketing. Despite a challenging Swedish market, both Procordia Food and Abba Seafood made progress. Orkla Brands' performance was generally stable and satisfactory in the second quarter.

Volume-driven profit growth for Sapa was partially offset by non-recurring costs of more than NOK 40 million in connection with restructuring projects in several parts of the company. In April, leaks concerning CO_2 quotas led to a sudden, sharp drop in energy prices. As previously announced, this meant that Elkem had to realise losses on its power contracts. So far this year, however, profit from Elkem's and Borregaard's energy operations is higher than at the same time last year. Elkem's aluminium business achieved good profit growth as a result of high market prices and stable operations at the factories. Costs in connection with Elkem's solar project amounted to NOK 47 million in the second quarter, NOK 32 million of which has been capitalised. The development project is nearing completion and a formal decision concerning the construction of a 5,000-tonne plant is expected to be discussed by the Board of Directors this autumn. As previously announced, the plant could be completed around the turn of the year 2007/2008. Borregaard achieved profit growth in the second quarter, although low production and high costs at the Swiss factory had a negative impact.

After another quarter with a high level of activity in investment advisory services and the provision of alternative investment products, Orkla Finans reported operating profit of NOK 37 million in the second quarter (NOK 29 million)[1].

Associates primarily consist of Jotun (42.5%) and the Renewable Energy Corporation (REC) (26.5%). So far this year, underlying sales and profit growth have been positive for both Jotun and REC. REC was listed on the stock exchange on 9 May and at the end of the second quarter reported rises in operating revenues and EBITA of 123 % and 329 % respectively, compared with the same period last year. In the first six months of 2006, REC's operating revenues and EBITA amounted to NOK 1,875 million (NOK 841 million)[1] and NOK 614 million (NOK 143 million)[1] respectively. In the first four months, Jotun increased its operating revenues by 15 % to NOK 2,420 million (NOK 2,098 million)[1]. In the same period, EBITA totalled NOK 235 million (NOK 184 million)[1]. In the first quarter, REC recognised a substantial imputed cost in connection with convertible bonds in its income statement. The effect of this on profit was unknown when Orkla presented its first quarter financial statements, which has led to a negative adjustment of NOK 104 million in the second quarter. The latter helps to explain the negative contribution to profit from associates in the second quarter.

The return on Orkla's investment portfolio at the end of the first six months was 8.7 %, compared to a rise of 5.3 % for the Morgan Stanley Nordic Index and 13.2 % for the Oslo Stock Exchange Benchmark Index. The dividend-adjusted FTSE World Index rose 3.5 %. Realised portfolio gains amounted to NOK 660 million (NOK 580 million)[1] in the second quarter. At quarter-end, unrealised gains totalled just over NOK 4.5 billion.

Group earnings per share (diluted) at the end of June amounted to NOK 16.6 (NOK 12.9)[1] The improvement was due to positive profit growth for the Industry division and, overall, a positive contribution to profit from the investment in REC. In the Financial Investments division, realised portfolio gains made a positive contribution, while dividends received were somewhat lower than the high level in 2005. Before amortisation and other revenues and expenses, earnings per share amounted to NOK 16.9 (NOK 14.2)[1]. As of the end of June, the tax charge is estimated to be 19 %.

ORKLA FOODS

- Good growth and broad-based profit growth in the Nordic region
- Extensive top-line improvement programme combined with cost reduction measures
- Acquisitions of Royal Brinkers (Romania) and Krupskaya (Russia) completed

Orkla Foods' operating revenues amounted to NOK 3,360 million in the second quarter (NOK 3,310 million)[1]. Underlying[2] growth was 1 %. Operating profit before amortisation totalled NOK 304 million (NOK 280 million)[1]. Underlying[2] profit growth was 9 %, primarily due to broad-based growth in the Nordic region. Operating revenues for the first six months totalled NOK 6,559 million (NOK 6,464 million)[1]. Profit

[2] Excluding acquisitions, divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	2006	1.1.–30.6. 2005	1.1.–31.12. 2005	2006	1.4.–30.6. 2005
Operating revenues	**25,452**	23,336	47,307	**12,954**	11,990
Operating expenses	**(22,351)**	(20,214)	(40,925)	**(11,469)**	(10,447)
Depreciations and write-downs of tangible assets	**(889)**	(950)	(1,888)	**(441)**	(496)
Amortisation intangible assets	**(106)**	(86)	(223)	**(54)**	(43)
Other revenues and expenses	**0**	(115)	(214)	**0**	(115)
Operating profit	**2,106**	1,971	4,057	**990**	889
Profit from associates	**22**	91	152	**(22)**	65
Dividends	**598**	672	1,018	**449**	527
Gains and losses/write-downs portfolio investments	**1,356**	1,092	2,186	**660**	580
Financial items, net	**17**	(220)	(464)	**(126)**	(139)
Profit before taxes	**4,099**	3,606	6,949	**1,951**	1,922
Taxes	**(779)**	(789)	(1,089)	**(346)**	(406)
Profit after taxes	**3,320**	2,817	5,860	**1,605**	1,516
Discontinued operations	**142**	40	154	**94**	44
Profit for the year	**3,462**	2,857	6,014	**1,699**	1,560
Minority	**26**	190	216	**5**	30
Profit before tax, Industry division	**2,003**	1,702	3,465	**786**	802
Profit before tax, Financial Investments division	**2,096**	1,904	3,484	**1,165**	1,120
Earnings per share (NOK)	**16.6**	12.9	28.1	**8.2**	7.4
Earnings per share diluted (NOK)	**16.6**	12.9	28.1	**8.2**	7.4
Earnings per share diluted (NOK)*	**16.9**	14.2	30.1	**8.4**	8.5

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting

* Before amortisation and other revenues and expenses

for the first six months amounted to NOK 478 million, compared with NOK 461 million in 2005. Adjusted for acquisitions and divestments, profit growth amounted to 5 % for the first six months.

Orkla Foods Nordic reported operating revenues of NOK 2,287 million (NOK 2,191 million)[1]. Underlying[2] growth was some 4 %, mainly due to a number of successful launches. Operating profit before amortisation was NOK 281 million (NOK 261 million)[1]. Adjusted for acquisitions and divestments, profit was up 9 %. The cost reduction programmes continued to have a positive impact in the second quarter. Stabburet (Norway), Abba Seafood and Procordia Food (both in Sweden) achieved marked profit growth. Beauvais (Denmark), Felix Abba and Panda (both in Finland) reported operating profit on a par with last year, while Bakers (Norway) reported slightly weaker operating profit.

Operating revenues for Orkla Foods International totalled NOK 469 million (NOK 515 million)[1]. Operating profit before amortisation was NOK -17 million (NOK -16 million)[1]. SladCo's operating profit was still weak, mainly due to ongoing changes in the sales and distribution system. Most of the other companies reported improved profit performance as a result of cost reduction programmes. Sales growth was good in the Baltic States. The Romanian and Russian competition authorities have approved the acquisitions of Royal Brinkers (margarine) and Krupskaya (chocolate), respectively. The companies will be consolidated in the accounts from 1 June and 1 July 2006.

Orkla Food Ingredients reported operating revenues of NOK 677 million (NOK 664 million)[1]. Operating profit before amortisation totalled NOK 40 million (NOK 35 million)[1]. This improvement was achieved in spite of higher prices for important raw materials. Idun Industri (Norway), KåKå and Jästbolaget (both Sweden) achieved good profit growth.

ORKLA BRANDS

- The acquisition of Dansk Droge is an important contribution towards the establishment of a Nordic platform for Dietary supplements and health products
- Underlying[2] operating profit in the second quarter on a par with last year
- Positive improvement in market shares for most of the categories

Orkla Brands' operating revenues totalled NOK 1,720 million (NOK 1,666 million)[1] in the second quarter. When new business (Collett Pharma) and changed exchange rates are taken into account, operating revenues were on a par with last year. Easter effects had a negative impact on sales revenues in the second quarter, but sales performance is considered to be positive for the quarter. Aggregate underlying[2] growth was approximately 1 %. The Snacks business, detergents and Household Textiles reported good revenue growth in the second quarter, mainly ascribable to improved distribution, new launches and a high level of activity. Measures related to improved product design and more effective sales systems have had a positive effect for the Biscuits business in

OPERATING REVENUES						OPERATING PROFIT*				
	1.1.-30.6.		*1.1.-31.12.*	*1.4.-30.6.*		*1.1.-30.6.*		*1.1.-31.12.*	*1.4.-30.6.*	
Amounts in NOK million	**2006**	2005	2005	**2006**	2005	**2006**	2005	2005	**2006**	2005
Orkla Foods Nordic	**4,398**	4,250	8,864	**2,287**	2,191	**433**	412	997	**281**	261
Orkla Food Ingredients	**1,328**	1,286	2,743	**677**	664	**59**	53	143	**40**	35
Orkla Foods International	**974**	1,052	2,312	**469**	515	**(14)**	(4)	73	**(17)**	(16)
Eliminations Orkla Foods	**(141)**	(124)	(269)	**(73)**	(60)	**-**	-	-	**-**	-
Orkla Foods	**6,559**	6,464	13,650	**3,360**	3,310	**478**	461	1,213	**304**	280
Orkla Brands	**3,428**	3,014	6,336	**1,720**	1,666	**521**	492	1,049	**270**	262
Eliminations Branded Consumer Goods	**(53)**	(109)	(249)	**(24)**	(46)	**-**	-	-	**-**	-
Branded Consumer Goods	**9,934**	9,369	19,737	**5,056**	4,930	**999**	953	2,262	**574**	542
Elkem Energy	**840**	733	1,473	**482**	386	**273**	297	571	**17**	99
Elkem Primary Aluminium	**1,359**	1,201	2,333	**697**	597	**303**	219	452	**162**	99
Elkem Silicon-related	**2,779**	3,333	6,469	**1,424**	1,732	**32**	106	131	**17**	52
Eliminations Elkem	**(402)**	(601)	(1,147)	**(220)**	(305)	**-**	-	-	**-**	-
Elkem	**4,576**	4,666	9,128	**2,383**	2,410	**608**	622	1,154	**196**	250
Sapa	**8,089**	6,466	12,517	**4,145**	3,274	**413**	286	496	**181**	153
Borregaard Energy	**223**	145	343	**127**	76	**112**	65	157	**61**	32
Borregaard Chemicals	**2,076**	2,154	4,170	**1,032**	1,088	**65**	110	142	**51**	64
Eliminations Borregaard	**(74)**	(89)	(155)	**(35)**	(44)	**-**	-	-	**-**	-
Borregaard	**2,225**	2,210	4,358	**1,124**	1,120	**177**	175	299	**112**	96
Eliminations Speciality Materials	**(80)**	(45)	(92)	**(81)**	(21)	**-**	-	-	**-**	-
Speciality Materials	**14,810**	13,297	25,911	**7,571**	6,783	**1,198**	1,083	1,949	**489**	499
H.O./Other operations/Eliminations	**314**	295	655	**160**	143	**(87)**	(23)	(23)	**(54)**	(11)
Industry division	**25,058**	22,961	46,303	**12,787**	11,856	**2,110**	2,013	4,188	**1,009**	1,030
Financial Investments division	**394**	375	1,004	**167**	134	**102**	159	306	**35**	17
Group	**25,452**	23,336	47,307	**12,954**	11,990	**2,212**	2,172	4,494	**1,044**	1,047

* Before amortisation and other revenues and expenses

Sweden, but the market situation is still challenging and sales was somewhat weaker than last year. Confectionery sales were weaker than last year, but this was mainly due to negative Easter effects.

Second quarter operating profit before amortisation amounted to NOK 270 million (NOK 262 million)[1]. Underlying[2] profit was on a par with last year. The Snacks business outside the Nordic region and the Biscuits business reported a slight decline in profit. The other Orkla Brands companies posted profit on a par with or slightly better than last year. Work is in progress on reducing costs in all parts of the value chain.

As previously announced, Orkla has signed an agreement to take over all the shares in Dansk Droge. The company will play an important role in Orkla's focus on health-related consumer products in the years ahead, and with this acquisition the Group has established a Nordic position in the industry. Final completion will take place when the relevant authorities have given their approval.

The main launches in the second quarter were Nidar Smågodtfavoritter (Confectionery), Bixit Sport (the Biscuits business), Dove Summer Glow (Lilleborg) and KiMs Minimal (the Snacks business). New launches in the first quarter, such as Jif Window System and OMO tablets (Lilleborg), Café Mini Brownies (the Biscuits business) and Pierre Robert (the Household Textiles business) also made a good contribution.

All in all, market shares increased. Lilleborg Personal Care, especially the Hair category, achieved growth, while the Biscuits business in Sweden continued to decline.

ELKEM

- High market prices for Primary Aluminium
- Volatile electricity prices and weak trading results for Energy
- Stable profit growth for the silicon-related businesses

Elkem's second quarter operating revenues amounted to NOK 2,383 million (NOK 2,410 million)[1]. Operating profit before amortisation was NOK 196 million, down NOK 54 million from the second quarter of last year.

Profit for Primary Aluminium was higher than in the second quarter of last year. The average price of aluminium for three-months' delivery on the London Metal Exchange (LME) was USD 2,681 in the second quarter, compared with USD 1,796 in the second quarter of 2005. Delivered volume was 83,300 tonnes. Production volume was on a

par with the second quarter of last year. The operating situation was good at both aluminium plants during the period. In the second quarter, a loss of NOK 107 million was realised on metal hedging, while a gain of NOK 13 million was realised on currency hedging. At the beginning of the third quarter, prices for primary aluminium are still high, but lower than the average price for the second quarter. The market is expected to remain strong for the rest of the third quarter.

Profit from the Energy business was weak in the second quarter. Elkem's hydropower production in Norway totalled 566 GWh, which is 55 GWh lower than in the same period last year. Inflow in Western Norway has been less than normal, while in Northern Norway it has improved since the first quarter of 2006. Trading results were weak in the second quarter due to the sharp drop in electricity prices at the end of April. The spot price on the Nordic market fell from 41 øre/kWh in April to 29 øre/kWh in May before rising again to 35 øre/kWh in June. At the end of the second quarter, the resource situation, in the form of reservoirs and especially snow accumulation, was somewhat weaker than normal for the time of year, however the resource situation for Elkems reservoirs is better than the average in Norway.

The results for the silicon-related units were slightly weaker than in the same period last year. The markets for silicon metal and ferrosilicon remained weak in the second quarter. Market prices for ferrosilicon have increased slightly in the second quarter due to reduced production capacity in Europe and closures initiated by the authorities in China. The explosion and fatal accident at Thamshavn and the resulting stoppage had a negative impact on profit. The operational performance of the production plant on Iceland was weaker than anticipated. The operational and profit performance of the other silicon-related units was good. The strong focus on Elkem's project for manufacturing silicon metal for the solar cell industry continued in the second quarter. The development project is nearing completion and a final decision concerning investment in the construction of a 5,000-tonne plant is expected to be reached by the Board of Directors this autumn. The factory could be completed around the turn of the year 2007/2008.

SAPA

- Strong demand and strong volume growth for most of Sapa's operations
- Positive impact from improvement programmes

Delivered volume in the second quarter amounted to 116,060 tonnes (101,840 tonnes)[1], equivalent to 14 % growth. In terms of volume, Profiles in Europe, Profiles in the USA and Heat Transfer grew 20 %, 2 % and 7 % respectively. The acquisition of the Slovakian company Sapa Profily contributed 4,400 tonnes of the total volume.

The strong demand on the European extrusion market continued in the second quarter. At the end of June, market growth is estimated to have been 5-10 % and Sapa Profiles has probably increased its market share on most markets. The market for building systems developed well in the second quarter. This was due partly to seasonal variations, but also to improved prospects in the German construction sector and continuing strong markets in France and Scandinavia.

In the USA, market growth was on a par with the first quarter. Demand was good in all market segments, with the exception of the market for new housing. Heat Transfer in China had another good quarter, while the Swedish business reported lower volume, partly due to weaker demand. In addition, by being firm on its price policy Heat Transfer in Sweden probably has lost some market share to competition.

Operating revenues in the second quarter amounted to NOK 4,145 million (NOK 3,274 million)[1]. In SEK, growth was 30 %, largely due to higher metal prices as well as volume growth. Compared with the second quarter of 2005, the average price in USD for aluminium delivered on the LME was 50 % higher. Acquisitions led to a 4 % rise in operating revenues.

Operating profit before amortisation increased by 18 % in the second quarter, to NOK 181 million (NOK 153 million)[1]. Profiles and Building System achieved good profit growth compared with last year, while profit from Heat Transfer was slightly lower. Restructuring costs of NOK 42 million were recognised in the second quarter, mainly related to workforce reduction programmes. The increase in volume did not have full effect on profit because the rise in sale prices did not fully compensate for the rise in aluminium prices, but the situation improved towards the end of the quarter. The improvement programmes that were initiated in the first half of 2005 have led to improved productivity and had a positive impact on profit.

BORREGAARD

- Good profit for the Energy business
- Production problems in Switzerland continued to have a negative impact on profit for Speciality Cellulose
- Price rises and improvement programmes offset high oil-related costs and the reduced effect of currency hedging

Borregaard's operating revenues in the second quarter totalled NOK 1,124 million (NOK 1,120 million)[1], equivalent to 9 % underlying[2] growth compared with the same period last year.

Operating profit before amortisation amounted to NOK 112 million (NOK 96 million)[1]. The good performances of Borregaard Energy and Borregaard LignoTech were counteracted by weaker results for Borregaard ChemCell. Production problems in Switzerland, high oil-related costs (energy and freight), the weaker exchange rate for the USD and the EUR against the NOK and the reduced effect of currency hedges had a negative impact on profit, while price increases and the effects of improvement programmes made a positive contribution.

In the first six months, operating revenues amounted to NOK 2,225 million (NOK 2,210 million)[1], an underlying[2] rise of 7 % compared with last year. So far this year, operating profit before amortisation amounts to NOK 177 million, NOK 2 million higher than at the end of June last year.

Borregaard LignoTech achieved slightly higher profit than in the second quarter of last year. Slightly weaker sales volume, higher oil-related costs and the reduced effect of currency hedging were offset by higher prices. A long-term agreement for delivery of lignin by the Russian company Vyborg and the acquisition of the Brazilian lignin company

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2006	30.6. 2005	31.12. 2005
Intangible assets	**16,849**	15,368	16,700
Tangible assets	**15,511**	15,044	15,098
Financial non-current assets	**5,468**	2,357	3,130
Non-current assets	**37,828**	32,769	34,928
Discontinued operations*	**3,477**	3,389	3,330
Inventories	**6,234**	5,906	6,003
Receivables	**10,123**	9,982	10,204
Portfolio investments	**16,040**	13,981	16,157
Cash and cash equivalents	**1,464**	1,568	1,747
Current assets	**33,861**	31,437	34,111
Total assets	**75,166**	67,595	72,369
Paid-in equity	**2,013**	2,009	2,010
Earned equity	**36,153**	31,380	35,167
Minority interests	**390**	352	380
Equity	**38,556**	33,741	37,557
Provisions	**5,349**	5,796	5,539
Non-current interest-bearing liabilities	**15,178**	11,980	13,025
Current interest-bearing liabilities	**5,090**	7,027	5,613
Other current liabilities	**10,993**	9,051	10,635
Equity and liabilities	**75,166**	67,595	72,369
Equity ratio (%)	**51.3**	49.9	51.9
* Discontinued operations split on assets and liabilities:			
Assets	**5,798**	5,512	5,572
Liabilities	**2,321**	2,123	2,242
Discontinued operations	**3,477**	3,389	3,330

CHANGE IN EQUITY

Amounts in NOK million	1.1.-30.6. 2006	1.1.-30.6. 2005	31.12. 2005
Equity 1 January	**37,177**	31,246	31,246
Profit for the year after minorities	**3,436**	2,667	5,798
Dividend	**(1,551)**	(1,957)	(1,952)
Sale of own shares	**121**	41	63
Change in fair value portfolio	**(83)**	618	1,536
Change in fair value hedging instruments	**(560)**	(168)	(571)
Option costs	**10**	6	26
All-inclusive principle due to acquisitions		1,220	1,445
Translation effects	**(384)**	(284)	(414)
Equity at end of period	**38,166**	33,389	37,177

Effects of implementing IAS 32/39 Financial Instruments are recognised in the opening balance at 1 January 2005

CASH FLOW

Amounts in NOK million	1.1.-30.6. 2006	1.1.-30.6. 2005	1.1.-31.12. 2005	1.4.-30.6. 2006	1.4.-30.6. 2005
Industry division:					
Operating profit	**2,003**	1,812	3,751	**954**	872
Amortisation, depreciations and write-downs	**992**	1,127	2,145	**493**	634
Change in net working capital	**(913)**	(1,139)	(411)	**(389)**	(816)
Cash flow from operations before net replacement expenditures	**2,082**	1,800	5,485	**1,058**	690
Net replacement expenditures	**(776)**	(719)	(1,720)	**(418)**	(300)
Cash flow from operations	**1,306**	1,081	3,765	**640**	390
Financial items, net	**(299)**	(196)	(507)	**(130)**	(136)
Cash flow from Industry division	**1,007**	885	3,258	**510**	254
Cash flow from Financial Investments division	**1,380**	591	706	**818**	681
Taxes paid	**(1,050)**	(736)	(1,235)	**(559)**	(407)
Other	**(30)**	60	694	**84**	168
Cash flow before capital transactions	**1,307**	800	3,423	**853**	696
Dividends paid	**(1,468)**	(1,824)	(2,049)	**(1,447)**	(1,823)
Sale of own shares	**121**	41	63	**96**	17
Cash flow before expansion	**(40)**	(983)	1,437	**(498)**	(1,110)
Expansion investments, Industry division	**(483)**	(231)	(737)	**(227)**	(229)
Sold companies	**7**	0	383	**(3)**	0
Acquired companies	**(2,634)**	(17,481)	(18,560)	**(1,869)**	(7,589)
Net purchases/sales portfolio investments	**840**	299	660	**362**	526
Net cash flow	**(2,310)**	(18,396)	(16,817)	**(2,235)**	(8,402)
Currency translation net interest-bearing debt	**85**	449	128	**47**	425
Change in net interest-bearing debt	**2,225**	17,947	16,689	**2,188**	7,977
Net interest-bearing debt	**18,261**	17,294	16,036		

Melbar were finalised in the second quarter. These two measures will increase Borregaard LignoTech's total capacity by about 10 %.

Borregaard ChemCell reported lower profit than in the second quarter of last year. This was primarily due to production problems at the Swiss factory which, despite improvements during the quarter, still resulted in lost volume and higher costs. The reduced effect of currency hedges, higher timber prices in Switzerland and high energy costs also had a negative impact. Production in Norway has been high. The sales volume was slightly lower in the second quarter than last year, but the company sold more specialised products at higher prices.

Borregaard Ingredients and Pharma reported profit on a par with the second quarter of last year. Deliveries of pharmaceutical intermediates were high and capacity utilisation was good. The remaining factory in Italy (diphenols) achieved positive growth. Prices for aroma chemicals

increased. The yeast business in Switzerland reported higher sales and an improved product mix, but profitability is still unsatisfactory. Denomega intensified its marketing investments for Omega-3 oils.

Borregaard Energy achieved very good quarterly profit that was significantly higher than last year. This was due to high contract based supply which resulted in high sales volume on the market at good prices. Borregaard's own production was also slightly higher. However, the contribution to profit from financial power trading was somewhat lower than last year.

FINANCIAL INVESTMENTS

Total pre-tax profit for the Financial Investments division was NOK 1,165 million in the second quarter (NOK 1,120 million)[1].

The return on the portfolio was -2.5 %, compared with -7.5 % for the Morgan Stanley Nordic Index and -5.0 % for the Oslo Stock Exchange Benchmark Index. So far this year, the return on the portfolio has been 8.7 %, compared with 5.3 % for the Morgan Stanley Nordic Index and 13.2 % for the Oslo Stock Exchange Benchmark Index.

Realised portfolio gains amounted to NOK 660 million (NOK 580 million)[1]. Dividends received totalled NOK 445 million (NOK 525 million)[1].

Net divestments of shares totalled NOK 362 million in the second quarter. The net asset value of the portfolio declined by NOK 479 million during the quarter and amounted to NOK 17,921 million at quarter-end. The market value of the portfolio was NOK 16,014 million and investments outside Norway accounted for 52 %. At the end of June, unrealised gains amounted to NOK 4,542 million, equivalent to 28 % of the portfolio's market value.

There was a high level of activity at Orkla Finans in the field of investment advisory services and the provision of alternative investment products. Operating revenues for the second quarter amounted to NOK 105 million (NOK 86 million)[1] and operating profit was NOK 37 million (NOK 29 million)[1].

Operating profit for Orkla Real Estate was NOK 2 million in the second quarter (NOK -2 million)[1]. Activities are concentrated on the development of Ringnes, Rygge Civilian Airport, Hundsund and Idun.

DISCONTINUED OPERATIONS

The net contribution to profit from discontinued operations was NOK 94 million (NOK 44 million)[1] in the second quarter and NOK 142 million (NOK 40 million)[1] so far this year.

Orkla's interests in Hjemmet Mortensen and Netzeitung GmbH are reported under «Other operations». At the end of the first six months, Orkla's 40 % financial stake in Hjemmet Mortensen represented operating profit before amortisation of NOK 55 million (NOK 57 million)[1]. The German business is still in the development phase and had a minor deficit.

The agreement to sell Orkla Media to Mecom stipulates a sale price for the shares of NOK 7,550 million, equivalent to an enterprise value for transferred assets of NOK 6,966 million. Settlement for the sale will consist of NOK 5,608 million in cash, NOK 852 million (GBP 73 million) in Mecom shares and NOK 1,090 million (GBP 93.4 million) the form of a vendor loan note from Orkla. The agreement is expected to be effected in September/October (reference is otherwise made to Orkla's Notice to the Stock Exchange dated 25 July). The anticipated book gain on the sale is estimated to be approximately NOK 4 billion, with a tax charge of up to NOK 100 million. In the first six months, operating revenues for the discontinued operations amounted to NOK 4,182 million (NOK 3,984 million)[1] and operating profit before amortisation was NOK 178 million (NOK 141 million)[1].

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities was NOK 640 million in the second quarter, up NOK 250 million from the second quarter of last year. There was a seasonal rise in working capital in the Branded Consumer Goods area due to higher receivables. Elkem's finished goods inventories for silicon metal and ferrosilicon were somewhat lower in the second quarter. High aluminium prices and increased sales led to a higher value for receivables for Sapa.

Expansion investments amounted to NOK 227 million in the second quarter and were largely related to Elkem, where the largest disbursements were related to the hydropower development at Saudefaldene, the anode factory at Mosjøen and the solar project.

In the second quarter, acquisitions amounted to NOK 1,869 million, most of which was related to Elkem's investment in REC. Orkla Foods completed its acquisitions of the Russian chocolate company Krupskaya and the Romanian margarine company Royal Brinkers in the second quarter.

Net second quarter sales of portfolio investments amounted to NOK 362 million (NOK 526 million)[1]. In the second quarter, net sales of Orkla's own shares amounted to NOK 96 million (NOK 17 million)[1]. These were related to the exercise of options and the employee share purchase programme.

The Group had negative net cash flow of NOK 2,235 million in the second quarter. Net interest-bearing liabilities increased by NOK 2,188 million and amounted to NOK 18,261 at quarter-end.

The Group's average borrowing rate on interest-bearing liabilities was 3.3 % in the second quarter and the proportion of interest-bearing liabilities at floating interest rates was 85 %. These loans were mainly in SEK, EUR, USD and NOK. At the end of June, the equity-to-total-assets ratio was 51.3 %.

OTHER MATTERS

At the meeting of the Corporate Assembly on 23 May 2006, Johan Fr. Odfjell left the Board of Directors and Stein Erik Hagen was elected as the new Chairman of the Board for a period of two years. Kjell E.

Almskog was re-elected to the Board, while Bjørg Ven and Lennart Jeansson were elected as new members of the Board for a period of two years. Anne Birgitte Lundholt stepped down at the same time. The Board of Directors thanks Johan Fr. Odfjell and Anne Birgitte Lundholt for their efforts on behalf of the company.

OUTLOOK

The macro-economic situation is more uncertain as a result of the Middle East conflict and signs of slowing growth in the USA. In Europe there are signs of accelerating growth. The NOK is expected to remain strong against the USD and the EUR.

Moderate growth is anticipated on the Nordic grocery market, but with a larger proportion of private labels the market still appears to be challenging in most categories.

The resource situation for Elkem Energy improved somewhat in the second quarter, but reservoir levels are still lower than normal for the time of year. After the drop in prices in April/May, energy prices rose again in June. As a result of the resource situation, forward prices are higher for the rest of 2006. The market for primary aluminium was still strong and prices are expected to remain high in the third quarter. The trend on most of Sapa's markets is positive, but high aluminium prices put pressure on margins. Demand and prices for Borregaard's products are expected to improve somewhat but the company continues to face challenging operating parameters.

Following the downward trend in May and the beginning of June, the Nordic financial markets turned upwards towards the end of the quarter. However, due to high oil prices and political uncertainty the future development is difficult to predict.

Oslo, 9 August 2006
The Board of Directors of Orkla ASA